Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a Q&A provided by AMI Semiconductor Corporation on its internal website on January 22, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Frequently Asked Questions

Question added 13-Dec-2007 10:23 MST

What affect will the merger have on existing stock options? Will there be a change in the vested price of shares after the transfer of shares to ONNN? What is the impact to the employees Pre-IPO Incentive Stock Options, Non-Qualified Stock Options, and Restricted Stock Units before and after the merger with ON Semiconductor?

Answer:

Generally, at closing, each outstanding and unexercised AMIS stock option will be assumed by ON Semiconductor and automatically converted into an option to purchase shares of ON Semiconductor at an exchange ratio of 1 AMIS option to 1.15 ONNN options. (Partial shares will be rounded down to the nearest whole share.) The exercise price of the converted option will be the exercise price of the original option divided by 1.15 (rounded up to the nearest cent). The duration and terms of converted options will be the same as the duration and terms of the original options.

At closing, each outstanding RSU award will be assumed by ON Semiconductor and automatically converted into an ONNN RSU award at the ratio of 1 AMIS RSU to 1.15 ONNN RSUs subject to the same terms and conditions of the original RSU.

At closing, all monies that have been withheld for the purchase of stock through the Employee Stock Purchase Plan will be used to purchase AMIS stock which will immediately be assumed and converted to ONNN stock as described above.

For example, if an employee had 100 outstanding AMIS options with a strike price of $10, upon closing, the AMIS options would be automatically converted to 115 ONNN options at strike price of $8.70.

If an employee had 100 AMIS RSUs, upon closing, the AMIS RSU would be automatically converted to 115 ONNN RSUs.

Question added 04-Jan-2008 09:30 MST

Why wasn’t the arrangement with the Pocatello Finance/Accounting department disclosed to all AMIS employees (namely, that the Accounting employees will not be employed after March 2008 and that they were given a bonus to stay until then), especially given the spirit of communication and openness that was portrayed at the merger announcement meetings and in the online Q & A link and given that “information will be provided as quickly and completely as possible?”

Answer:

No specific Finance jobs or individuals have been identified for restructuring. As a safeguard to assure we retain the capabilities required to operate as an independent public company until the ON Semiconductor deal closes (or in the unlikely event it does not) a small number of retention incentives have been awarded in business functions across AMIS. These are personnel actions that we do not think it appropriate to publish.

Question added 03-Jan-2008 19:58 MST

What is involved in “closing the deal?”

Answer:

After a merger agreement is signed, the companies have to file several legal documents before the transaction can be consummated. These include documents relating to antitrust matters in the U.S. and some foreign countries, as well as certain documents that have to be filed with the Securities and Exchange Commission (SEC) in the U.S. Once the various waiting periods required by the applicable laws expire, and assuming none of these agencies conducts a more detailed review of the transaction, then each company can independently schedule a meeting with its shareholders to discuss and vote on the matters related to the merger. Once these approvals are obtained, and assuming all of the conditions to closing set forth in the merger agreement are satisfied, the companies can complete the merger.

Question added 03-Jan-2008 09:02 MST

Is it true that a suit has been filed to block the purchase of AMIS by ON Semiconductor? If so, by whom?

Answer:

On December 27, 2007, a purported class action lawsuit was filed in Bannock County, Idaho District Court against AMIS Holdings, Inc., its directors, and FP-McCartney L.L.C. and Citigroup Venture Capital Equity Partners, L.P. The lawsuit alleges that the defendants breached their fiduciary duties to AMIS stockholders in connection with the proposed merger with ON Semiconductor Corporation by advancing their individual interests at the expense of those of the other shareholders. Our time for responding to the complaint has not yet expired and no motions have been filed. We believe this lawsuit is without merit and we intend to vigorously defend it.

Question by Ralph Eidemiller added 15-Dec-2007 19:11 MST

A question for Christine King - Fab 9 is an older ‘legacy’ fab. Its equipment and products would be difficult to relocate on a cost effective basis. Fab 10 is largely compatible with ON Semiconductors’ existing operations and might be prime for relocation to the Oregon Fab. As a new member of ON Semiconductor’s board of directors, what argument would you make for continuing manufacturing operations at the Pocatello facility through Fab 9’s ‘End of Life’ buildouts and beyond?

Answer:

Management of both companies is in the process of planning the fab strategy for the new combined company post-close. This planning is not finished and thus it is important to not jump to conclusions. Pocatello is a very efficient location, with an excellent work force. The fabs are cost-effective, with well-established processes and excellent long life products. These points will be taken into consideration as the appropriate manufacturing strategy is planned.

Question added 18-Dec-2007 02:00 MST

If any AMIS customers have been notified of this merger, what has been their reaction?

Answer:

Generally, customer reaction has been enthusiastic about the potential synergies and benefits that new combined company can provide after the merger closes.

Question added 17-Dec-2007 02:27 MST

I have read that ON Semiconductor expects to reduce costs by more than 50 million USD. In which areas will these cost cuts be realized?

Answer:

The anticipated cost reduction of more than $50M is a rough estimate of the synergistic opportunity produced by the merger of the two companies. For example, synergies may include the elimination of public company costs (NASDAQ listing fees, insurance, etc.) as well certain duplicative operating expenses. In addition, post-merger, ON Semiconductor should be able to streamline capital expenditures and enjoy stronger purchasing power as a larger company.

Question added 17-Dec-2007 15:32 MST

There is no talk about digital products. Is digital product development part of ON Semiconductor’s business plan?

Answer:

In preliminary discussions, ON Semiconductor has not indicated that they plan to significantly change our business units, in terms of organization or strategy. At this time, we anticipate digital product development will continue to be part of the ongoing business plan after the merger closes.

Question added 15-Dec-2007 09:30 MST

What will happen to those employees who spent most of their careers at AMI-P if they are laid off? Will they receive a severance package?

Answer:

It is premature to answer questions related to lay offs and severance, as we are in the early phases of integration planning and additional planning work is necessary.

Question added 15-Dec-2007 10:55 MST

What will happen to our existing company loan considering that fact that in the Philippines there is law which prohibits the transfer of loans from one company to another who bought it?

Answer:

The law in the Philippines does not prohibit the transfer of existing loans from one company to a new company when the transfer is a result of an acquisition. ON Semiconductor will decide whether or not and how the existing multi-purpose loans will be serviced after the close of the acquisition.

Question added 18-Dec-2007 04:13 MST

Is there a possible Special Severance Plan (SSP) for those employees 15 years above on top of the retirement plan?

Answer:

It is premature to discuss layoffs and potential severance, as the integration planning is not complete. At this time, we do not know the details of any potential severance package.

Question added 18-Dec-2007 13:33 MST

Does ON Semi have a profit sharing program that they have followed over the past few years? What is the outline of that plan?

Answer:

ON Semiconductor has a performance-based reward program in place. During the integration planning process, ON will determine the “go forward” mix of compensation, incentive, and benefit programs and details will be available after the deal closes.

Question by Veronique Hooft added 13-Dec-2007 08:16 MST

What exactly is the link between On Semiconductor and Melexis ?

Answer:

ON Semiconductor has a buy/sell arrangement with Melexis for specific parts.

Question added 17-Dec-2007 20:11 MST

I have a pending multi-purpose loan. Will the deal affect the processing of my loan?

Answer:

We will continue to process and approve multi-purpose loans in Philippines prior to the close of the deal.

Question added 21-Dec-2007 17:48 MST

The LSI agreement with ON Semiconductor required substantially all manufacturing jobs stay at the Gresham facility. Will AMI Semiconductor require ON Semiconductor to keep substantially all manufacturing employees in Pocatello with a similar agreement?

Answer:

There is no such agreement between ON Semiconductor and AMI.

Question added 15-Dec-2007 20:35 MST

Are we ever going to have a company Christmas party again?

Answer:

ON Semiconductor’s practice has been to reward excellent performance through special awards, parties, picnics or other appropriate celebrations. After the deal closes, plans for future specific events or activities would be made by the ON Semiconductor management team.

Question added 14-Dec-2007 11:24 MST

Yahoo finance (http://biz.yahoo.com/e/071214/amis8-k.html) shows the form 8-K filing. The first paragraph states in the last line “with AMIS continuing as the surviving corporation and as a wholly-owned subsidiary of ON”. This statement indicates that AMIS will continue to exist at least legally as a subsidiary of ON Semiconductor, not be dismantled or absorbed into ON Semiconductor. This is not consistent with the presentations recently given at AMIS. Please explain what it means to be a “wholly owned subsidiary”.

Answer:

The 8-K describes what happens legally, from a “corporate entity” point of view and it is not inconsistent with what has been described . Legally, the transaction is a merger in that AMIS Holdings, Inc., the parent company of AMI Semiconductor. Inc., will merge with a subsidiary of ON Semiconductor and will itself become a wholly-owned subsidiary of ON Semiconductor. However, this does not mean that AMIS will not be absorbed into ON Semiconductor. After the merger closes, ON Semiconductor will be the parent company and will own AMIS and manage the combined company. This effectively means that upon closing, AMI will be absorbed into ON Semiconductor, and AMI will not exist as an independent company anymore, even though a corporate legal entity remains in place. In fact, AMI currently has a number of corporate entities that are wholly owned subsidiaries (such as AMI Canada, for example) that are integrated and managed centrally as part of the global AMI business.

Question added 10-Jan-2008 13:30 MST

Is there a chance there might be a voluntary severance?

Answer:

Decisions related to “voluntary” severance will be made closer to the closing of the transaction.

Question added 10-Jan-2008 22:01 MST

Can we expect more detailed answers on the previous questions by the end of first quarter?

Answer:

As integration planning continues, more definitive information will be available for employees.

Question added 09-Jan-2008 01:38 MST

In a press release with the local newspaper of ON Semiconductor, ON Semiconductor mentioned buying out the competition and moving all processes from AMI to ON semiconductors production facilities to create more jobs. Does this not mean that AMI will be shut down? Emphasize? Explain?

Answer:

This question appears to be referencing an article in The Oregonian. To be clear—ON Semiconductor has issued no statements concerning “buying out the competition” or “moving all processes from AMI to ON Semiconductors production facilities to create more jobs.”

The following information was included in an article published by The Oregonian, which could have been misunderstood by some readers. The processes potentially to be “moved” to ON Semiconductor’s Gresham, OR, facility are those being performed for AMIS by external foundries:

EXCERPT (The Oregonian)

“...With the AMIS deal, ON Semi expands its business to serve medical, military and aerospace customers. AMIS had begun using contractors, called foundries, to make its newest technology. Now, ON Semi will handle that manufacturing itself.

“‘They (AMIS) were having to use foundries for their next-generation products,’ ON Semi Chief Executive Keith Jackson said Thursday. ‘We already have that capacity in Gresham, and we also have some unused capacity there... ON Semi plans to begin shifting AMIS (foundry) work to the Gresham factory within 90 days’,

Jackson said, ‘though it could take nine months to complete the process’.

“He said Thursday’s deal means more jobs in Gresham, but ON Semi hasn’t figured out how many more. ‘I think eventually more jobs have to come with this,’ he said. ‘It just represents more activity and more volume.’”

Question added 15-Jan-2008 02:29 MST

Do we already know who (in Europe, Asia and US) will be in the integration team?

Answer:

Yes, members of the integration planning team have been identified and consist of both AMIS employees and ON Semiconductor employees. All organizations are involved in the planning process.